GOLDEN GOLIATH RESOURCES LTD.                                       TSX-V:GNG

675 West Hastings Street, #711, Vancouver, British Columbia  Canada  V6B 1N2

Telephone: 604-682-2950

e-mail: jps@goldengoliath.com

website: www.goldengoliath.com

August 7, 2012

Tia L. Jenkins

US Securities and Exchange Commission

100 F. Street North East

Washington, D.C.  20549-7010

RE: Form 20-F Annual Report Fiscal 2011

    Golden Goliath Resources Ltd.; SEC file # 000-31204

Dear Ms. Jenkins:

Response to SEC Letter dated 7/31/2012:

Below is a “response to comment” table outlining the Company’s response to each comment,

cross-referenced to Form 20-FA Annual Report text page numbers.

Comment	Page	Response
1	63	The typographical error regarding date of evaluation of financial controls corrected to fiscal year-end, August 31, 2011.

2		Attached is the Agnico-Eagle agreement.

3	66	The Exhibit List amended to describe the contracts included by reference (ie, those submitted with the Amended FY2008 Form 20F Annual Report).

The Company acknowledges: that it is responsible for the adequacy and accuracy of the disclosure in our SEC filings; that neither staff comments nor our changes in disclosure in our filings to the staff comments foreclose the Commission from taking any action with respect to our filings; and that the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please communicate with the undersigned if there are any questions or difficulties.

Sincerely,

Stephen Pearce

Stephen Pearce

CFO